August 18, 2006

Mr. Michael D. Wortham
Chief Financial Officer
Community First Bancorp, Inc.
2420 North Main Street
Madisonville, Kentucky 42431

Re:

>**Form 10-KSB for the Fiscal Year Ended**
>**December 31, 2005**
>**File No. 000-50322**

Dear Mr. Wortham:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant